UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Northwest Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

66737P600

(CUSIP Number)

Woodford Investment Management LLP

9400 Garsington Road

Oxford OX4 2NH

United Kingdom

+44 (0)870 870 8482

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 _______________

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Woodford Investment Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,815,028 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,915,937 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,915,937 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSONS Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,815,028 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,915,937 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,915,937 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON IN

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Item 1.         Security and Issuer.

This is the first amendment (this “First Amendment”) to the original Schedule 13D, which was filed on September 9, 2015 (the “Original Schedule 13D).

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Northwest Biotherapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4800 Montgomery Lane, Suite 800, Bethesda, Maryland 20814.

Item 2.         Identity and Background.

(a) This statement is being filed jointly by Woodford Investment Management LLP (the “Reporting Person”) and Neil Woodford, the Head of Investment for the Reporting Person. The joint filing agreement of the Reporting Person and Mr. Woodford is attached as Exhibit 1 to this statement. The filers of this statement are collectively referred to herein as the “Group.”

(b) The principal business address of the Reporting Person and Mr. Woodford is 9400 Garsington Road, Oxford OX4 2NH, United Kingdom.

(c) The Reporting Person is an investment manager, authorized and regulated by the Financial Conduct Authority, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Reporting Person.

(d) Not applicable.

(e) Not applicable.

(f) The Reporting Person and Mr. Woodford are citizens of the United Kingdom.

Item 3.        Source and Amount of Funds or Other Consideration.

The Issuer completed a private placement of securities on October 22, 2015 (the “Private Placement”), in which it sold Shares at a purchase price of $5.50 per Share. The Reporting Person’s purchase of Shares in the Private Placement was made pursuant to the Stock Purchase Agreement listed as Exhibit 2 to this First Amendment, which is incorporated here by reference.

Since we last reported purchases and sales of Shares (see the Original Schedule 13D), the Reporting Person has expended a total of $30,000,000 to acquire 5,454,545 Shares in the Private Placement. Such funds were provided from the Reporting Person’s working capital on behalf of its clients.

Item 4.        Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer based on its belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the acquisition of additional securities desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

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Item 5.        Interest in Securities of the Issuer.

The percentages used in this statement are calculated based upon 92,358,087 Shares outstanding as of October 22, 2015, as provided by the Issuer. All purchases of securities reported herein were made in connection with the Private Placement completed on October 22, 2015.

(A) The Reporting Person

(a) As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 25,915,937 Shares, or 28.1.% of the issued and outstanding Shares.

(b) The Reporting Person shares with Mr. Woodford the power to dispose of 25,915,937 Shares and to vote 24,815,028 Shares.

(c) Since the filing of the Original Schedule 13D, the Reporting Person has purchased Shares as follows:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
10/22/15	5,454,545	$5.50	$30,000,000

(d) The clients of the Reporting Person, including managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

(B) Neil Woodford

(a) As of the close of business on the date hereof, Mr. Woodford, by virtue of acting as Head of Investments for the Reporting Person, may be deemed to beneficially own 25,915,937 Shares, or 28.1% of the issued and outstanding Shares. Mr. Woodford expressly disclaims beneficial ownership of the Shares beneficially owned by the Reporting Person, except to the extent of any pecuniary interest therein.

(b) Mr. Woodford shares with the Reporting Person the power to 25,915,937 Shares and to vote 24,815,028 Shares.

(c) Mr. Woodford has made no purchases or sales of Shares.

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Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the joint filing agreement filed as Exhibit 1 to this statement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

See Item 2 above regarding disclosure of the relationship between members of the Group, which disclosure is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated September 16, 2015, filed with the Original Schedule 13D

2	Stock Purchase Agreement dated October 21, 2015, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated October 23, 2015)

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015

WOODFORD INVESTMENT MANAGEMENT LLP

By:	/s/ Simon Osborne
Name: Simon Osborne
Title: Head of Compliance and
Authorized Signatory

/s/ Neil Woodford
Neil Woodford

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